EXHIBIT  23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Lithia Motors, Inc. and subsidiaries:

We consent to the use of our reports dated March 3, 2010, with respect to the consolidated balance sheets of Lithia Motors, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear  in the December 31, 2009 Annual Report on Form 10-K of Lithia Motors, Inc., incorporated herein by reference.

/s/ KPMG LLP

Portland, Oregon

August  10, 2010